
Wolters Kluwer


09045997


SUPPL

PRESS RELEASE

Contact:

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer 2008 Stock Dividend Ratio Determination

Amsterdam (April 29, 2009) - Wolters Kluwer, a market-leading global information services and publishing company focused on professionals, announced today the determination of the stock ratio of the dividend for 2008 as approved by the Annual General Meeting of Shareholders on April 21, 2009.

Following the official announcements in *Het Financieele Dagblad* and *De Officiële Prijscourant* of March 19, 2009, and April 22, 2009, respectively, Wolters Kluwer announced that the cash or stock distribution has been fixed as follows:

- €0.65 in cash

or

- for every 20 ordinary shares (of par €0.12) one new ordinary share (of par €0.12) to be charged to the share premium reserve or if so desired to the other reserves.

The cash distribution will be payable as of May 4, 2009.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer had 2008 annual revenues of €3.4 billion, employs approximately 20,000 people worldwide, and maintains operations in over 35 countries across Europe, North America, Asia Pacific, and Latin America. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.